AMERICAN INTERNATIONAL VENTURES GROUP, INC.

#4058 HISTEAD WAY

EVERGREEN, COLORADO 80439

March 14, 2007

Ms. Tracie Towner

Staff Accountant

Securities and Exchange Commission

Washington, D.C. 20549

Re: Comment Letter dated February 15, 2007

      American International Ventures, Inc. (“Company”)

Dear Ms. Towner:

This letter is responsive to the captioned comment letter regarding the Company’s Form 10-KSB for the period ended May 31, 2006 (“Form 10-KSB”).

1. Your Comment # 1. Your comment No. 1 has been noted by the Company and we will include page numbers in our future filings.

2. Your Comment #2. Although the Company received income for the periods indicated in your comment letter, the Company believes that the income was not from operations of the Company.

As reported by the Company, on September 23, 2005, the Company entered into a Securities Purchase Agreement and Exploration Agreement and Option to Enter into a Joint Venture with an unaffiliated third party. The agreements related to the undertaking by the third party to conduct drilling and other exploration activities on the Company’s mining property located in Nye County, Nevada. Pursuant to the securities purchase agreement, the third party purchased from the Company 2,000,000 shares of its common stock for an aggregate purchase price of $200,000, among other considerations. Under the exploration agreement, among other terms, the third party committed to expend certain costs on an annual basis to develop of the mining property, which included a $15,000 payment to the Company at closing (September 23, 2005), and a $25,000 payment to the Company on the first anniversary of the closing (September 2006). The $15,000 payment and the $25,000 payment represented the sole revenues of the Company for the year end period as of May 31, 2006 and six month period ended November 30, 2006, respectively. The Company believes that the income received from the third party was not from operations, rather from a contractual obligation to expend certain funds on the mining property. As a result, for the Form 10-KSB, the Company disclosed its plan of operations as required under Item 303(a) of Regulation, rather than provide the year to year comparison required under Items 303 (b) and (c) of Regulation S-B. Moreover, the Company believes that providing a year to year comparison would not be meaningful disclosure as the Company has no ongoing business operations, other than expenditures which have been included in the plan of operations. This is particularly true given that during 2007, the third party has opted out of the exploration agreement under its terms.

If you have any questions concerning this matter, please contact our counsel, Daniel H. Luciano, telephonically at 908-832-5546.

Sincerely,

/s/ Myron Goldstein

Myron Goldstein

Chairman